SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13G
(Rule 13-d-102)

(Amendment No. 1)

Landec Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

51466104

(CUSIP Number of Class of Securities)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  RULE 13d-1(b)
☒  RULE 13d-1(c)
☐  RULE 13d-1(d)

CUSIP NO. 51466104

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P.

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: Delaware

5) Sole Voting Power:
546,682 Shares

6) Shared Voting Power
NUMBER OF SHARES	0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
546,682 Shares

8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person :
546,682 shares

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
2.1%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 51466104

1) Name of Reporting Person

Wynnefield Partners Small Cap Value, L.P. I

2) Check the Appropriate Box If a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Reporting Person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Delaware

5) Sole Voting Power:
791,840 Shares

NUMBER OF SHARES	6) Shared Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
791,840 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
791,840 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
3.0%

12) Type of Reporting Person: PN

CUSIP NO. 51466104

1) Name of Reporting Person

Wynnefield Small Cap Value Offshore Fund, Ltd.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Cayman Islands

5) Sole Voting Power:
475,875 Shares

NUMBER OF SHARES	6) Shared Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
475,875 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
475,875 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.8%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 51466104

1) Name of Reporting Person

Channel Partnership II, L.P.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: New York

5) Sole Voting Power:
12,200 Shares

NUMBER OF SHARES	6) Shared Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
12,200 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
12,200 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
0.05%

12) Type of Reporting Person (See Instructions) PN

CUSIP NO. 51466104

1) Name of Reporting Person

Wynnefield Capital, Inc. Profit Sharing Plan

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Delaware

5) Sole Voting Power:
40,561 Shares

NUMBER OF SHARES	6) Shared Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
40,561 Shares

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
40,561 Shares

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
0.2%

12) Type of Reporting Person (See Instructions) CO

CUSIP NO. 51466104

1) Name of Reporting Person

Wynnefield Capital Management, LLC

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: New York

5) Sole Voting Power:
1,338,522 Shares (1)

NUMBER OF SHARES	6) Shared Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
1,338,522 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
1,338,522 Shares (1)

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
5.1% (1)

12) Type of Reporting Person: OO (Limited Liability Company)

(1)  Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

CUSIP NO. 51466104

1) Name of Reporting Person

Wynnefield Capital, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC USE ONLY

4) Citizenship or Place of Organization: Cayman Islands

5) Sole Voting Power:
475,875 Shares (1)

NUMBER OF SHARES	6) Shared Voting Power
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
475,875 Shares (1)

8) Shared Dispositive Power

9) Aggregate Amount Beneficially Owned by Each Reporting Person:
475,875 Shares (1)

10) Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
1.8% (1)

12) Type of Reporting Person (See Instructions) CO

(1)  Wynnefield Capital, Inc. holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

CUSIP NO. 51466104

1) Name of Reporting Person

Nelson Obus

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: United States

5) Sole Voting Power:
1,867,158 Shares (1)

6) Shared Voting Power
NUMBER OF SHARES	0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
1,867,158 Shares (1)

8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
1,867,158 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
7.1%

12) Type of Reporting Person (See Instructions) IN

(1)           Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd., Channel Partnership II, L.P. and Wynnefield Capital, Inc. Profit Sharing Plan, because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), the general partner of Channel Partnership II, L.P. and the portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan.  The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

CUSIP NO. 51466104

1) Name of Reporting Person

Joshua Landes

2) Check The Appropriate Box If A Member Of A Group (See Instructions)
(a) ☐
(b) ☒ Reporting person is affiliated with other persons

3) SEC Use Only

4) Citizenship Or Place Of Organization: United States

5) Sole Voting Power:
1,814,397 Shares (1)

6) Shared Voting Power
NUMBER OF SHARES	0
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH	7) Sole Dispositive Power:
1,814,397 Shares (1)

8) Shared Dispositive Power
0

9) Aggregate Amount Beneficially Owned By Each Reporting Person:
1,814,397 Shares (1)

10) Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares ☐
(See Instructions)

11) Percent of Class Represented by Amount in Row (9):
6.9%

12) Type of Reporting Person (See Instructions) IN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, and Wynnefield Small Cap Value Offshore Fund, Ltd., because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.). The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest.  Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

ITEM 1(a).  Name of Issuer:

Landec Corporation

ITEM 1(b).  Address of Issuer's Principal Executive Offices:

3603 Haven Avenue Menlo Park, California 94025

ITEM 2(a).  Names of Persons Filing:

Wynnefield Partners Small Cap Value, L.P. ("Partners")

Wynnefield Partners Small Cap Value, L.P. I ("Partners I")

Wynnefield Small Cap Value Offshore Fund, Ltd. ("Fund")

Channel Partnership II, L.P. ("Channel")

Wynnefield Capital, Inc. Profit Sharing Plan (the "Plan")

Wynnefield Capital Management, LLC ("WCM")

Wynnefield Capital, Inc. ("WCI")

Nelson Obus

Joshua Landes

ITEM 2(b).  Address of Principal Business Office Or, If None, Residence:

450 Seventh Avenue, Suite 509, New York, New York 10123

ITEM 2(c).  Citizenship:

Partners and  Partners I  are Delaware limited partnerships.

Fund and WCI are Cayman Islands companies.

WCM is a New York limited liability company.

Channel is a New York limited partnership.

The Plan is a Delaware corporation.

Mr. Obus is a United States citizen

Mr. Landes is a United States citizen

ITEM 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value

ITEM 2(e).  CUSIP Number:     51466104

ITEM 3.     If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐ Broker or dealer registered under Section 15 of the Act.

☐ Bank as defined in Section 3(a)(6) of the Act.

☐ Insurance company as defined in Section 3(a)(19) of the Act.

☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

This statement is filed pursuant to Rule 13d-1(c).

ITEM 4.     Ownership:

(a) Amount beneficially owned by all reporting persons:  1,867,158 Shares

(b) Percent of class:  7.1% of Common Stock.

(c) Number of shares as to which the reporting persons have:
(i)   sole power to vote or to direct the vote:
1,867,158 Shares
(ii)  shared power to vote or to direct the vote:

(iii) sole power to dispose or to direct the disposition:
1,867,158 Shares
(iv)  shared power to dispose or to direct the disposition:

ITEM 5.  Ownership of five percent or less of a class.

Not applicable.

ITEM 6.  Ownership of more than five percent on behalf of another person.

Not applicable.

ITEM 7.  Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.

Not applicable.

ITEM 8.  Identification and classification of members of the group.

See Item 2 (a) - (c).

ITEM 9.  Notice of dissolution of group.

Not applicable.

ITEM 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection or as a participant in any transaction having that purpose or effect.

Dated:   February 13, 2009

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, General Partner

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc.

	By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

	By:	/s/ Nelson Obus
Nelson Obus, General Partner

WYNNEFIELD CAPITAL MANAGEMENT, LLC

	By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

	By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

	By	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually